

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05045906

February 23, 2005

R. Scott McMillen
Vice President and Associate General Counsel
101 Montgomery Street
San Francisco, CA 94104

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2005

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2005

Dear Mr. McMillen:

This is in response to your letter dated January 6, 2005 concerning the shareholder proposal submitted to Charles Schwab by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

THE CHARLES SCHWAB CORPORATION


RECD S.E.C.
JAN 6 2005
1086

January 6, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal Submitted by Sheet Metal Workers' National Pension Fund from the 2005 Proxy Statement of The Charles Schwab Corporation

Ladies and Gentlemen:

The Charles Schwab Corporation (the "Company"), a Delaware corporation dually listed on the New York Stock Exchange (the "NYSE") and The Nasdaq National Market ("Nasdaq"), respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if, in reliance on the Company's interpretation of Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") set forth below, the Company excludes the proposal (the "Proposal") submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent") from the Company's 2005 proxy statement and form of proxy (together, the "Proxy Materials").

In accordance with Rule 14a-8(j) under the Exchange Act, we are furnishing six copies of (1) this letter which outlines the Company's reasons for excluding the Proposal from the Proxy Materials and (2) the Proponent's letter, dated November 23, 2004, setting forth the Proposal, including materials subsequently provided by the Proponent regarding the Proponent's ownership of the Company's common stock. Further to previous conversations with the Proponent, in which the Proponent declined to withdraw the Proposal, we are also sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials. The Company anticipates that its 2005 Proxy Statement will be finalized for typesetting and printing on or about March 17, 2005 and ready for filing with the Commission on or about March 30, 2005. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

Background

The Proposal requests that the Company include in its 2005 Proxy Materials a resolution that the Board of Directors of the Company and its Audit Committee adopt a policy that the selection of the Company's independent accountants be submitted to the Company's stockholders for their ratification at each annual meeting of the Company. For reasons set forth below, the Company believes that the Proposal deals with the ordinary business operations of the Company and consequently may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7) under the Exchange Act.

Reasons for Omission

Rule 14a-8(i)(7) permits a company to exclude a proposal by a stockholder if it deals with a matter relating to the company's ordinary business operations. For the past several years, both before and after enactment of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Staff has consistently affirmed that stockholder proposals relating to the selection or ratification of a company's independent auditors may be excluded as relating to ordinary business operations subject to the board of directors and management of a company. In 2004, the SEC permitted Dover Corporation to exclude the Proponent's same proposal on the basis that it dealt with ordinary business operations. See Dover Corporation (avail. Jan. 27, 2004). Likewise, in 2004 at least five other companies were permitted to exclude substantially similar proposals from their proxy materials. See, e.g., Apache Corporation (avail. Jan. 25, 2004); Cousins Properties Incorporated (avail. Feb. 17, 2004); Paccar, Inc. (avail. Jan 14, 2004); Wendy's International, Inc. (avail. Jan. 25, 2004); Xcel Energy (avail. Jan. 28, 2004). No-action letters made public prior to the passage of the Sarbanes-Oxley Act are also consistent with this position. See, e.g., Fleetwood Enterprises (avail. Apr. 24, 2002) (excluding proposal that auditors be selected annually by stockholder vote); SONICblue Incorporated (avail. March 23, 2001) (excluding proposal that auditors be selected annually by shareholder vote); Excalibur Technologies Corporation (avail. May 4, 1998) (excluding proposal that appointment of independent auditors be subject to stockholder approval at annual meeting).

The responsibility for selecting the independent auditors rests with the Company's Audit Committee of the Board of Directors. The Company is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Further, section 122(5) of the DGCL empowers each corporation to select and compensate its advisers and agents. The retention of the independent auditor by the Board of Directors' Audit Committee is squarely within the scope of that committee's authority under state law and thus within the ordinary business operations of the Company.

Changes to federal law after the passage of the Sarbanes-Oxley Act and corporate governance standards of the stock markets on which the Company is listed place sole responsibility for selection of and management of the relationship with the independent auditors with the Company's Audit Committee of the Board of Directors. Section 301 of the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act, Section 303A.07 of the NYSE listing standards and Nasdaq Marketplace Rule 4350(d) impose on the audit committee the duty and direct responsibility for appointment, compensation, retention and oversight of the work of the independent auditor. Under the NYSE's listing standards, a listed company's audit committee must also obtain and review a report by the independent auditor that describes, among other things, the audit firm's internal quality control procedures, material issues raised by the internal quality control review, peer review or governmental inquiry, and, in order to assess the auditor's independence, all relationships between the independent auditor and the listed company. The audit committee thus receives far more information in discharging its responsibilities under federal law and the stock exchanges' listing standards regarding the selection of the independent auditor than can or should be presented to the general stockholder population in ratifying the same. When adopting amendments to the proxy rules in 1998, the Commission stated that one of the hallmarks of an ordinary business decision is whether a proposal seeks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Amendments to Rules on Shareholder Proposals, SEC Release No. 34-40018 (May 21, 1998). Involving all of the Company's stockholders in a decision that requires consideration of the many constraints put on public companies' selection and engagement of independent auditors by the federal laws and stock exchange listing standards further supports the notion that the action is an ordinary business function.

The Proponent's supporting statement argues that the Proposal does not infringe on the Company's Audit Committee's responsibility to select and engage the independent auditor because it merely subjects the Audit Committee's decision *post hoc* to the ratification of the stockholders. The fact that the stockholders are not directly selecting the independent auditor does not remove the topic from the set of ordinary business operations excludable from proxy materials under Rule 14a-8(i)(7). The reason set forth in the supporting statement for ratification is to communicate to the Audit Committee "whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties." However, the use of essentially a binary vote on auditor suitability is hardly an effective tool for the Company's stockholders to communicate with the Audit Committee and the Board of Directors on such a complicated, nuanced and highly regulated topic. The Company believes that the procedures set forth in its 2004 proxy statement for stockholders to communicate directly with members of the Board of Directors are a far more effective tool.

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff determines that it is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at (415) 636-3255.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,



R. Scott McMillen
Vice President and Associate General Counsel
Telephone: (415) 636 3255
Fax: (415) 636-5236
Email: scott.mcmillen@schwab.com

Exhibit A: Sheet Metal Workers' National Pension Fund Proposal
cc: Matthew Hernandez, Sheet Metal Workers' National Pension Fund (w/attachment)
Craig Rosenberg, Proxy Vote Plus (w/attachment)

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND




RECEIVED
CHARLES SCHWAB & CO., INC.
NOV 23 2004
OFFICE OF
CORPORATE COUNSEL

[Sent via facsimile to (415) 667-3596 and via UPS]

November 23, 2004

Carrie E. Dwyer
Executive VP, General Counsel and Corp. Secretary
Charles Schwab
120 Kearny Street
San Francisco, CA 94108

Re: Auditor Ratification Shareholder Proposal

Dear Carrie E. Dwyer:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Charles Schwab ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to ratification of independent auditors. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 42250 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,



Matthew Hernandez
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Auditor Ratification Proposal

Resolved: That the shareholders of Charles Schwab (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others.
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issuers and that, as required by Congress, are audited by independent auditors.
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management.

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope -- but the proposal does not mandate -- that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

CC:

February 23, 2005

R. Scott McMillen
Vice President and Associate General Counsel
101 Montgomery Street
San Francisco, CA 94104

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2005

Dear Mr. McMillen:

This is in response to your letter dated January 6, 2005 concerning the shareholder proposal submitted to Charles Schwab by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

February 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2005

The proposal requests that the board of directors adopt a policy that the company's independent auditor be submitted to shareholder ratification.

There appears to be some basis for your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(7), as relating to Charles Schwab's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Charles Schwab omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Kurt K. Murao
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Charles Schwab Corporation
Incoming letter dated January 6, 2005

The proposal requests that the board of directors adopt a policy that the company's independent auditor be submitted to shareholder ratification.

There appears to be some basis for your view that Charles Schwab may exclude the proposal under rule 14a-8(i)(7), as relating to Charles Schwab's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Charles Schwab omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Kurt K. Murao
Attorney-Advisor